OMB APPROVAL
OMB Number: 3235-0167 Expires: October 31, 2004 Estimated average burden Hours per response. . .1.50

United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 333-93765; 1-12541

QUAKER ALLOY, INC. 401(k) PROFIT SHARING PLAN FOR UNION EMPLOYEES
(Exact name of registrant as specified in its charter)

400 South Fourth Street
Atchison, KS 66002-0188
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Stock of Atchison Casting Corporation, $0.01 par value per share,
reserved under the
Quaker Alloy, Inc. 401(k) Profit Sharing Plan for Union Employees
And an indeterminate amount of interests to be offered or sold pursuant to the
Quaker Alloy, Inc. 401(k) Profit Sharing Plan for Union Employees
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	[X]	Rule 12h-3(b)(1)(i)	[X]
Rule 12g-4(a)(1)(ii)	[ ]	Rule 12h-3(b)(1)(ii)	[ ]
Rule 12g-4(a)(2)(i)	[ ]	Rule 12h-3(b)(2)(i)	[ ]
Rule 12g-4(a)(2)(ii)	[ ]	Rule 12h-3(b)(2)(ii)	[ ]
		Rule 15d-6	[ ]

Approximate number of holders of record as of the certification or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934, the Quaker Alloy, Inc. 401(k) Profit Sharing Plan for Union Employees has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

QUAKER ALLOY, INC. 401(k) PROFIT SHARING PLAN FOR UNION EMPLOYEES

By: Atchison Casting Corporation, the parent of Quaker Alloy, Inc., its Administrator

Date: May 31, 2002

By: /s/ Kevin T. McDermed

　　　Name: Kevin T. McDermed
Title: Vice President, Chief Financial Officer, Treasurer and Secretary

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

SEC 2069 (11-01)　　**Potential persons who are to respond to the collections of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**